SOAR TECHNOLOGY

ACQUISITION CORP.

228 Park Ave S PMB 74335

New York, New York 10003

September 14, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Re: SOAR Technology Acquisition Corp.

Registration Statement on Form S-1

Filed February 18, 2021, as amended

File No. 333-253273

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of SOAR Technology Acquisition Corp. (the “Company”) be accelerated to 4:00 p.m. Eastern Time on September 15, 2021, or as soon thereafter as may be practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

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Very truly yours,

By:	/s/ Vicky Bathija
Name: Vicky Bathija
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Acceleration Request—SOAR Technology Acquisition Corp.]